[Petrohawk Letterhead]

April 19, 2010

Via EDGAR Electronic Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Ms. Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance

Re:	Petrohawk Energy Corporation
Registration Statement on Form S-4
Filed September 25, 2011
File No. 333-173111

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Petrohawk Energy Corporation, a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form S-4 so that it becomes effective at 5:00 p.m., Eastern Time, on Wednesday, April 20, 2011, or as soon thereafter as practicable.

The Registrant is aware of its responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.  The Registrant hereby acknowledges that (a) if the Commission or its staff, acting pursuant to delegated authority, declares the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement; (b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (c) the Registrant may not assert the Commission declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please call William T. Heller IV at (713) 951-5807 (facsimile (832) 397-8071 and email William.Heller@tklaw.com).

Very truly yours,

PETROHAWK ENERGY CORPORATION

By:	/s/ C. Byron Charboneau
C. Byron Charboneau
Vice President, Chief Accounting Officer and Controller